UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today reported that its corporate partner, Boston Scientific Corp. announced that it is voluntarily recalling nationwide approximately 200 units of its TAXUS™ Express2™ Paclitaxel-Eluting Coronary Stent Systems due to characteristics in the delivery catheters that have the potential to impede balloon deflation during a coronary angioplasty procedure.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  July 2, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday, July 2, 2004

ANGIOTECH PARTNER ANNOUNCES RECALL OF 200 TAXUS™ STENT SYSTEMS

VANCOUVER, July 2, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), today reported that its corporate partner, Boston Scientific Corp. announced that it is voluntarily recalling nationwide approximately 200 units of its TAXUSTM Express2TM Paclitaxel-Eluting Coronary Stent Systems due to characteristics in the delivery catheters that have the potential to impede balloon deflation during a coronary angioplasty procedure. Impeded balloon deflation can result in significant patient complications, including coronary artery bypass graft surgery and death.  The characteristics were found in two manufacturing lots by Boston Scientific’s quality monitoring program. Boston Scientific has notified the U.S. Food and Drug Administration (FDA). FDA has received reports of one death and 16 serious injuries associated with balloon deflation. In addition, the agency has received eight reports of balloon malfunction that were not associated with patient injury.

The stents had been shipped to 99 hospitals in the United States, and Boston Scientific is notifying these hospitals of the recall. Ten of the stents were shipped to three Canadian hospitals, and Boston Scientific is notifying these hospitals and Canadian officials. All these hospitals should immediately discontinue use of any affected units. The recall does not affect patients who have already received a TAXUS stent because the difficulty is with the delivery system and occurs at the time of insertion, not afterward.

The TAXUS system was launched domestically in March, and since then more than 222,000 stents have been implanted at more than 1,300 hospitals in the United States. The product was launched outside the United States in February 2003, and more than 445,000 stents have been implanted worldwide. Of these 445,000 implants, Boston Scientific has confirmed a small number of complaints (30 worldwide) about TAXUS balloons that did not deflate or were slow to deflate, and it has been closely monitoring these complaints.

The characteristics in the two lots were related to a narrowing in the area where the catheter and balloon are laser welded. This narrowing resulted in the potential for impeded deflation and removal of the balloon after stent placement.

Information about the affected lots is described below:

Product Description	Catalog Numbers	Lot Numbers	Sizes
TAXUS TM Express2 TM Paclitaxel-Eluting Coronary Stent System, Over-the-Wire	H7493896812270	6294706	2.75 x 12 mm
TAXUS TM Express2 TM Paclitaxel-Eluting Coronary Stent System, MONORAIL TM	H7493897032350	6365192	3.5 x 32 mm

Clinician and patient inquiries may be directed to Boston Scientific at 800-832-7822.

Boston Scientific officials will be discussing this press release with analysts on a conference call at 12:00 p.m. (ET) today.  Boston Scientific will webcast the call to all interested parties through its website www.bostonscientific.com. Please see the website for details on how to access the webcast. The webcast will be archived and available for 10 days on the Boston Scientific website.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

TAXUS™ is a trademark of Boston Scientific Corp.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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